March 9, 2007
Via Federal Express and EDGAR
Division of Corporation Finance,
     Securities and Exchange Commission,
          100 F Street, N.E.,
               Washington, D.C. 20449.
Attention: Daniel F. Duchovny

Re:	Swift Transportation Co., Inc. Preliminary Schedule 14A File No.: 001-32952 Schedule 13E-3 File No. 005-41508
Dear Mr. Duchovny:
        On behalf of Swift Transportation Co., Inc. (the “Company”), we are providing the following responses to the comments set forth in the comment letter of the staff of the Securities and Exchange Commission (the “Staff”) dated March 2, 2007 (the “Comment Letter”) relating to the above-referenced Preliminary Schedule 14A filed on February 14, 2007 (the “Proxy Statement”) and Schedule 13E-3 filed on February 14, 2007 (the “Schedule 13E-3”). The Company has revised the Proxy Statement in response to the Staff’s comments and is filing concurrently with this letter an amended Preliminary Schedule 14A (the “Amended Proxy Statement”) and amended Schedule 13E-3 which reflects these revisions and generally updates the information contained therein.
        For your convenience, the numbered paragraphs of this letter correspond to the numbered paragraphs of the Comment Letter. Page references in the text of this letter correspond to the pages of the Amended Proxy Statement. The responses and information described below are based upon information provided to us by the Company,

Securities and Exchange Commission	-2-

its financial advisors, Jerry Moyes and his affiliates or The Moyes Children’s Limited Partnership, as the case may be.
Preliminary Schedule 14A
General
1.	Please fill in the blanks in the proxy statement.
        RESPONSE: The Company respectfully submits that it intends to disclose the information currently represented by blanks in subsequent amendments to the Proxy Statement when such information becomes known. Most of this information will not be known until the record date for the special meeting has been set.
Summary Term Sheet, page 1
2.	We note your disclosure here and elsewhere in the proxy statement that the board of directors determined that “the merger agreement is advisable, fair to and in the best interests of the Company and its stockholders (other than Mr. Moyes, certain members of his family and certain of their respective affiliates).” Please revise here, and throughout the filing as necessary, to more clearly and consistently articulate whether the going private transaction is substantively and procedurally fair to unaffiliated security holders. See Item 1014(a) of Regulation M-A. Note also that the staff, as stated in the Current Issues Outline publicly available on our website, views officers and directors of the issuer as affiliates of that issuer. Also, please revise to specifically state that the board of directors’ determination addresses both substantial and procedural fairness.
        RESPONSE: In response to the Staff’s comment, the disclosure on the cover page and pages 3, 4, 23, 25 and 41 has been revised.
Special Factors, page 16
3.	The information required by Items 7, 8 and 9 of Schedule 13E-3 must appear in a “Special Factors” section at the beginning of the proxy statement, immediately following the Summary section. See Rule 13 e-3(e)(1)(ii). Please revise the proxy statement to include this information in a “Special Factors” section in the beginning of the document.
        RESPONSE: In response to the Staff’s comment, the Company has moved the section entitled “Special Factors” to immediately follow the Summary section.

Securities and Exchange Commission	-3-

4.	Please provide the disclosure required by Item 1013(b) and 1015(c) of Regulation M-A in connection with alternatives to the merger and the availability of the financial advisor’s reports, respectively.
        RESPONSE: The Company supplementally submits that the sections “Background of the Merger,” “Reasons for the Merger; Recommendation of the Special Committee and of Our Board of Directors; Fairness of the Merger” and “Purposes, Reasons and Plans for Swift after the Merger” discuss all alternatives to the merger and reasons for their rejection, in accordance with Item 1013(b). In addition, the Company added disclosure on page 91 in accordance with the Staff’s comment in respect of Item 1015(c).
Background of the Merger, page 16
5.	We note that on November 4, 2006, Goldman Sachs made presentations to the executive committee of your board of directors. Please confirm supplementally that you have described the presentation as required by Item 1015(b)(6) of Regulation M-A and have filed any written materials as required by Item 1016(c) of Regulation M-A. If not, please revise your disclosure appropriately and file any remaining exhibits as necessary.
        RESPONSE: The Company advises the Staff that representatives of Goldman Sachs did not make a presentation on November 4, 2006, but that representatives of Goldman Sachs did participate in discussions on that date regarding the proposal made by Jerry Moyes on November 3, 2006. Consequently, we supplementally confirm that there is no presentation to be described or filed in response to the Staff’s comment.
6.	Please disclose the reason Bidders A and B determined not to continue the acquisition process in December 2006.
        RESPONSE: In response to the Staff’s comment, the disclosure on page 19 has been revised. We have assumed for this purpose that the Staff’s comment meant to refer to Bidders C and D.
7.	Please disclose the “major issues” submitted by counsel for the acquiros on January 12, 2007.

Securities and Exchange Commission	-4-

        RESPONSE: In response to the Staff’s comment, the disclosure on page 22 has been revised.
Reasons for the Merger, page 28
8.	Please describe the “level of effort that Parent” must use to obtain the necessary financing, as disclosed on page 29.
        RESPONSE: In response to the Staff’s comment, the disclosure on page 24 has been revised.
9.	Please revise the seventh bullet point on page 29 to explain how the special committee considered the company’s business, operations, properties and assets, financial condition, business strategy, etc. What about these factors allowed the committee to make its fairness determination and why were these factors viewed as positive in the committee’s analysis.
        RESPONSE: In response to the Staff’s comment, the disclosure on page 24 has been revised.
10.	We note that the special committee considered the financial advisor’s presentations and opinion regarding the fairness of the transaction. We also note that the board of directors adopted the special committee’s analysis and recommendation. Note that if any filing person has based its fairness determination on the analysis of factors undertaken by others, such person must expressly adopt this analysis and discussion as their own in order to satisfy the disclosure obligation. See Question 20 of Exchange Act Release No. 34-17719 (April 13, 1981). Please revise to clarify whether the special committee and the board adopted the financial advisor’s analysis and opinion.
        RESPONSE: In response to the Staff’s comment, the disclosure on pages 26 and 27 has been revised.
11.	Please address, here and throughout the proxy statement as necessary, how any filing person relying on the financial advisor’s opinion was able to reach the fairness determination as to unaffiliated security holders given that the financial advisor’s fairness opinion addressed fairness with respect to security holders other than the Rollover Investors, rather than all security holders unaffiliated with the company.

Securities and Exchange Commission	-5-

        RESPONSE: The Company supplementally submits that; (i) the security holders of the Company that are unaffiliated with the Company (assuming for this purpose, based on the SEC’s Current Issues Outline, that officers and directors of the Company are affiliates of the Company) constitute a subset of the larger group of security holders of the Company other than the Rollover Investors; (ii) the opinion of Goldman, Sachs & Co. to the effect that the merger consideration is fair, from a financial point of view, to the security holders of the Company other than the Rollover Investors thus encompasses all of the security holders of the Company that are unaffiliated with the Company; and (iii) the security holders of the Company that are not Rollover Investors but are affiliates of the Company are receiving the same merger consideration as the security holders that are not affiliates. Accordingly, a filing person relying on Goldman, Sachs & Co.’s opinion to the effect that the merger consideration is fair, from a financial point of view, to the security holders of the Company other than the Rollover Investors is able to rely on such opinion to determine that the merger consideration is fair, from a financial point of view, to the security holders of the Company that are unaffiliated with the Company.
12.	Refer to the second bullet point of the special committee’s negative factors disclosure on page 30. Please revise to explain why this was addressed by the committee given that you state elsewhere that there are no financing conditions to the consummation of the transaction. Did the committee believe that there was a risk the financing would not become available to the acquiros?
        RESPONSE: In response to the Staff’s comment, the disclosure on page 26 has been revised.
Opinion of Goldman, Sachs, page 32
13.	We note your repeated references to the advisor’s use of financial projections. Please revise to include a cross-reference to those projections in the proxy statement.
        RESPONSE: In response to the Staff’s comment, the disclosure on page 28 has been revised.

Securities and Exchange Commission	-6-

Analysis at Various Prices, page 33
14.	Please explain how the results disclosed at the end of this section (page 34) relate to the ultimate fairness opinion. What is the significance of those results? Please apply this comment to the Selected Transaction Analysis and the Selected Company Analysis.
        RESPONSE: The disclosures of implied multiples based on the $31.55 share price is intended as an analytic tool which may be used for comparison purposes with comparable multiples as set forth under the Selected Transaction Analysis and the Selected Companies Analysis. We have expanded the disclosures under those analyses to comment on the relevant comparisons.
Illustrative Future Share Prices — Illustrative Future Share Price Analysis — EPS Estimates, page 34
15.	Please explain why the financial advisor used a different forward P/E ratio for this analysis than the one it used in the analysis appearing immediately above. Also, disclose the basis for the advisor’s use of the equity discount rate in this analysis and the bases for its use of specific discount rates and multiples throughout this disclosure. To the extent these discount rates and multiples are different from industry averages, please disclose the latter and explain why the advisor chose to use different figures.
        RESPONSE: In response to the Staff’s comment, the disclosure on page 30 has been revised.
Illustrative Future Share Prices — Illustrative Future Share Price Analysis-Sensitivity Analysis, page 35
16.	Please disclose the “range of annual operating ratios and ... range of annual revenue growth rates” used in this analysis.
        RESPONSE: In response to the Staff’s comment, the disclosure on pages 30 and 31 has been revised.

Securities and Exchange Commission	-7-

Illustrative Future Share Prices — Illustrative Future Share Price Analysis-EBITDA Estimates, page 35
17.	Please revise to disclose the date underlying the results described in this analysis and to show how that information resulted in the values disclosed. For example, disclose (i) the EBITDA for each year in the range and each of the items excluded from EBITDA in conducting the analysis. Also, apply this comment to the other analyses. For example, show the company’s projected results that were used in conducting the Discounted Cash Flow Analysis, (ii) the transaction data from each transaction that resulted in the multiples disclosed on page 36 with respect to the Selected Transactions Analysis, and (iii) the equity values, enterprise values, EBITDA and other information for each comparable company that is the basis for the multiples disclosed on page 37 with respect to the Selected Companies Analysis.
        RESPONSE: In response to the Staff’s comment, the disclosure on pages 30, 31, 32, 33 and 34 has been revised.
18.	We note your disclosure that the financial advisor has, in the past, provided services to you. Please disclose the fees received or to be received by the financial advisor for the prior services rendered. Refer to Item 1015(b)(4) of Regulation M-A.
        RESPONSE: In response to the Staff’s comment, the disclosure on page 35 has been revised.
Other Written Presentations by Goldman Sachs, page 39
19.	Please revise to disclose that all of Goldman Sachs’s presentations were filed as exhibits to the Schedule 13E-3. Also, please revise this section to more specifically describe the “selected” financial analyses and “possible strategic alternatives” included in each presentation.
        RESPONSE: In response to the first sentence of the Staff’s comment, the disclosure on page 35 has been revised.
        With regard to the second sentence of this comment, we respectfully submit that we have complied with the requirements of the form, as well as the underlying rationale of the comment. Our approach has been to provide a complete description of the material financial analyses in the January 19, 2007 Goldman Sachs’ presentation. To the extent that certain of the analyses in the prior written presentations replicate and are materially equivalent to the financial analyses in the January 19 presentation, we have omitted them. The Proxy Statement reflects the fact that the results of those omitted analyses may have

Securities and Exchange Commission	-8-

differed from the results of the January 19 presentation due to changing stock prices, financial results, and projections. We believe that the January 19 summary of those updated financial analyses contains all material information relevant to these analyses, and that summarizing the earlier analyses would be duplicative and confusing.
        In those cases where the prior presentations contain financial analyses that are not replicated by the January 19 presentation, we have summarized the relevant financial analyses in the Proxy Statement. For example, the summary of the November 26, 2006 presentation includes a summary of analyses based on an illustrative leveraged buyout as well as a leveraged recapitalization, and the summary of the November 21, 2006 presentation includes an analysis based on an accretion/dilution analysis to potential third-party bidders based on illustrative share prices. These are the analyses of “possible strategic alternatives” to which we refer in the Proxy Statement, and their results are described in the summary of other presentations.
Purposes and Reasons for the Merger, page 42
20.	We note that the Moyes Investors, Parent and MergerCo are engaged in the going private transaction. Please revise to remove any doubt in this respect. Apply this comment also to the section “Position of Parent, MergerCo and the Moyes Investors as to Fairness.”
        RESPONSE: In response to the Staff’s comment, the disclosure on pages 39 and 40 has been revised.
Financing of the Merger, page 47
21.	Please disclose whether any of the events described under the caption “Conditions Precedent to the Debt Commitments” have occurred since September 30, 2006.
        RESPONSE: The disclosure on page 45 has been revised to respond to the Staff’s comment in light of the particular provisions of the debt commitment letter.
22.	Please provide the information required by Item 1007(d) of Regulation M-A.
        RESPONSE: We respectfully direct the Staff’s attention to the Regulation M-A 1007(d) disclosure of the expected terms of the Senior Secured Credit Facilities on pages 45-46. The description of the expected terms of the Senior Secured Credit Facilities is

Securities and Exchange Commission	-9-

based on the terms of the debt commitment letter because definitive instruments governing these facilities have not yet been finalized. Once definitive agreements are reached, we will file these agreements as exhibits to a subsequent amendment to the Schedule 13E-3. Additionally, in response to the Staff’s comment, we have revised the disclosure on page 48 to clarify that the description of the Senior Secured Credit Facilities is based upon the terms set forth in the debt commitment letter, which terms are subject to the negotiation and execution of definitive credit agreements.
Interest of the Company’s Directors and Executive Officers in the Merger, page 50
23.	Please provide a breakdown by individual of the $17.1 million aggregate change of control payments potentially payable to your executive officers.
        RESPONSE: In response to the Staff’s comment, the disclosure on page 49 has been revised.
Material United States Federal Income Tax Consequences, page 53
24.	We note your disclosure that this section summarizes “certain” of the material federal income tax consequences of the merger. Please ensure that you discuss all such material consequences. Please revise.
        RESPONSE: In response to the Staff’s comment, the disclosure on page 50 has been revised.
25.	While you may recommend that security holders consult their individual tax advisors with respect to their particular tax consequences, you may not “urge” them to do so. Please revise.
        RESPONSE: In response to the Staff’s comment, the disclosure on page 50 has been revised.
Voting Agreement, page 72
26.	Please disclose the number of shares subject to this agreement.
        RESPONSE: In response to the Staff’s comment, the disclosure on page 74 has been revised.

Securities and Exchange Commission	-10-

Historical Selected Financial Information, page 78
27.	We note that you have incorporated by reference the financial statements for the year ended December 31, 2005 and for the quarters ended September 30, 2005 and 2006 and that you included in the document disseminated to investors the summary financial statements required by Item 1010(c) of Regulation M-A. Please revise your disclosure to provide the disclosure required by Item 1010(b) and (c) of Regulation M-A. Alternatively, please provide us with your analysis for why this information is not required.
        RESPONSE: The Company notes that paragraphs 1010(b) and (c)(6) of Item 1010 of Regulation M-A require the presentation of pro forma information if material. The Company respectfully submits that the stockholders of the Company, other than the Rollover Investors, will have no continuing interest in the Company after the consummation of the merger and that the resulting post-merger capital structure is not relevant to their investment decision about adoption of the merger agreement. Accordingly, the information required by the referenced paragraphs is not material to such stockholders in this proxy solicitation and has not been presented.
28.	We note you have recently filed your annual report on Form 10-K. Please update this section and the section “Where You Can Find Additional Information” as necessary.
        RESPONSE: In response to the Staff’s comment, the Company has updated the financial information on pages 80 – 82 and has made the requested change on page 91.
Projected Financial Information, page 80
29.	We note in the January 19, 2007 presentation from your financial advisor (for example, pages 16 and 20) more complete financial projections than those disclosed here. Please revise this section to provide the complete financial projections.
        RESPONSE: In response to the Staff’s comment, the Company has made the requested change on pages 83 and 84.

Securities and Exchange Commission	-11-

30.	We note in the last paragraph of page 81 that the assumed growth rate for the fleet was 3%-5%. The January 2007 financial advisor presentation, however, states this growth rate was 4%-5% (page 25). Please reconcile.
        RESPONSE: The Company notes that the fleet growth rate between 2007 to 2008 is 2.8%; however, for every other year it is between 4% and 5%. In the disclosure on page 81 we indicated a range of 3%-5%. In the Goldman Sachs presentation from January 17, 2007, the range of 4%-5% reflects the growth rate for most of the years included in the forecast years. Our growth rate and the growth rate included in the Goldman Sachs presentation from January 17, 2007 are based on the same underlying fleet numbers in each year.
Where You Can Find More Information, page 89
31.	Refer to the paragraph preceding the table on page 90. Note that neither Rule 13e-3 nor Schedule 13E-3 permit general “forward incorporation” of documents to be filed in the future. Rather, you must specifically amend your document to specifically list any such filings. Please revise.
        RESPONSE: In response to the Staff’s comment, the Company has made the requested change on page 91.
        On behalf of the filing persons, we confirm that: the filing persons acknowledge, in connection with filing the amendments to the Preliminary Schedule 14A and the Schedule 13E-3 referred to above (together, the “Filings”) in response to the Staff’s comments:
1.	they are responsible for the adequacy and accuracy of the disclosure in the Filings;

Securities and Exchange Commission	-12-

2.	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Securities and Exchange Commission from taking any action with respect to the Filings; and

3.	the Company may not assert Staff comments as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under the federal securities laws of the United States.
        Please do not hesitate to call me (212-558-3588) or Brian Hamilton (212-558-4801) of this firm with any further questions or comments you may have regarding the Filings, or if you wish to discuss any of the foregoing responses.
Sincerely,

/s/  Stephen M. Kotran
Stephen M. Kotran